LinkedIn Messages:

1. Subject: Help Us Launch a Safer Battery — Early Support Needed

   Hi .....,

   I'm excited to share that I've launched InfiniCell, a new startup developing safer, faster-charging batteries built on a novel non-lithium chemistry. After initial lab work and testing, we now have our first working prototype — and we're preparing to scale.

   We're raising our first round on Wefunder, and we need to hit a $50K minimum in early reservations to unlock the full campaign. Reservations are non-binding, and you can support with as little as $100.

   👉
   http://wefunder.com/infinicellenergy?utm_source=linkedin_unpaid&utm_campaign=investor_prospects_community_round_launch&utm_medium=organic_social

   Every early reservation helps us get closer to launch and validates the demand for a safer, more accessible battery solution.

   Thanks so much — happy to share more details if you're interested!

   Best regards,
   Tofazzel Hossain
   Founder, InfiniCell

2. Subject: New Battery Startup Now Live on Wefunder – Would Love to Share More

   Hi .....,

   I hope you've been doing well. I reached out a little while back about my battery project—a garage-developed rechargeable chemistry that's now taken a big step forward.

We just launched our campaign on Wefunder to begin raising capital and build this into a real business. The early results continue to look promising, and we're now aiming to scale, validate further, and bring on the right people who share our belief in bold, unconventional energy ideas.

I thought of you immediately—not just because of your hardware experience, but because I believe you understand what it takes to challenge the industry and build something truly disruptive. I'd love for you to take a look:

👉 https://wefunder.com/infinicellenergy

If the vision resonates, I'd be grateful for the chance to chat more—whether to discuss the tech, share updates, or just get your perspective. If you're still in Phoenix, I'd be happy to meet for lunch or dinner. Otherwise, open to a short video call anytime.

Thanks again for your time and for continuing to inspire founders like me to swing big.

Warm regards,
Tofa Hossain

LinkedIn Posts:

1.



InfiniCell
8 followers
1w • Edited • 🌐

🔋 We've hit $50,000+ in early reservations!

Big thank you to our first few supporters who believe in what we're building at InfiniCell — a fundamentally safer, faster-charging rechargeable battery that goes beyond lithium.

These early commitments are non-binding and help us build momentum as we prepare for the next phase of our campaign on Wefunder.

We're still evaluating the right moment to file Form C and go fully live — and this early traction is a huge step forward.

Want to join our early community of backers? You can reserve as little as $100:
👉 https://lnkd.in/gFXtEz5d

Thanks for helping us spark the future of energy. ⚡
#BatteryTech #EnergyStorage #Wefunder #ClimateTech #StartupFunding #InfiniCell

> **Invest in InfiniCell: Build safer, faster-charging rechargeable batteries with a new chemistry that goes…**
> wefunder.com

2.



InfiniCell
8 followers
1w • Edited • 🌐

🌐 "By 2040, lithium demand could increase by 51×."

The clean energy transition depends on batteries. But lithium—the core of today's battery tech—is running into a wall:
- 🚧 Limited global supply
- ⚠️ 60%+ refining controlled by China
- 🌀 Soaring costs and slow mining
- 🌊 High water use and environmental toll

If we repeat the mistakes of fossil fuels—relying on one resource, one geography, and one risky chemistry—we're just trading one crisis for another.

At InfiniCell, we're building something different: a rechargeable battery that skips lithium entirely. Our chemistry is abundant, safe, and built for scalability in a volatile world.

🚀 Want to be part of the future beyond lithium? Follow our story. Join the early believers backing our Wefunder campaign (https://lnkd.in/g2B5Di_n).

https://lnkd.in/eg76nJgQ

#BatteryInnovation #InfiniCell #BeyondLithium #CriticalMinerals #SupplyChainResilience #CleanEnergy #SustainableTech #EVs

>  **The clean energy transition can't happen without these minerals**
> vox.com

3.



InfiniCell
8 followers
1w • Edited • 🌐

🔋 Launch Announcement
Excited to launch InfiniCell! We're building a fundamentally safer and faster-charging battery beyond lithium for the electric future.

👉 Learn more and join our early supporters:
https://lnkd.in/gzDFEjp6

🚨 The Problem We're Solving
Why now?
🔥 Battery fires
🌍 Critical material scarcity
⚡ EV demand outpacing safe storage

🧪 Prototype Highlight
Real prototype. Real progress.
Our early prototypes show fast-charging potential and strong stability at high temperatures after initial cycles.



Invest in InfiniCell: Build safer, faster-charging rechargeable batteries with a new chemistry that goes...
wefunder.com

4.



InfiniCell
9 followers
1w • Edited • 🌐

🔋 Is lithium really worth it—especially in our homes?
 This article breaks down what most battery sellers won't tell you: fire risks, recycling challenges, and long-term sustainability questions.
As we rethink the future of energy storage, it's time to ask:
 Are we building on a safe foundation? Or just the most convenient one?
👇 Curious to hear your take. Is lithium still the default, or is the tide turning?
#EnergyStorage #BatteryTech #CleanTech #LithiumAlternatives #Sustainability #InfiniCell

https://lnkd.in/gRUpUStv

5.



InfiniCell
9 followers
4d · 🌐

🔋 Not all batteries are built for the future.
What we're building at InfiniCell isn't just an upgrade —
it's a complete rethink of how energy should be stored:
✅ Safer by design
✅ Built from materials that won't run out
✅ Charging faster than anything on the market

💡 The best part?
It's not lithium — and it's made right here in the U.S.
We've already raised $50K+ from early believers.
Now's your chance to join them.

https://lnkd.in/gVHndQB7

	Invest in InfiniCell: Build safer, faster-charging rechargeable batteries with a new chemistry that goes... wefunder.com

LinkedIn Ad: Run for 1 day





InfiniCell
8 followers
Promoted

InfiniCell is developing a radically safer, faster, and more scalable battery platform—designed for a world that can't afford fires, delays, or material scarcity.

✅ 99.5% capacity retention after 20 cycles at 50C rate and 40°C
✅ $55K already committed on Wefunder
✅ Targeting EVs, grid storage, and next-gen devices

Backed by early believers and built by engineers tackling energy's hardest problems, we're opening the door to early collaborators and visionary investors.

👉 Join us on Wefunder today. Help shape what's next in energy.

🚨 Lithium Isn't the Future — Discover the Safer, Scalable Battery Backed by Early Investors
wefunder.com   [Learn more]